Filed pursuant to Rule 433

Registration Statement No. 333-202025

September 21, 2015

Relating to Preliminary Prospectus Supplement

dated September 21, 2015

Republic of Colombia

Final Pricing Term Sheet

4.500% Global Bonds due 2026

Issuer:	Republic of Colombia

Transaction:	4.500% Global Bonds due 2026

Expected Issue Ratings*:	Baa2 / BBB / BBB

Format:	SEC Registered

Issue and Payment Currency:	U.S. dollars

Principal Amount:	U.S. $1,500,000,000.00

Pricing Date:	September 21, 2015

Settlement Date:	September 28, 2015 (T+5)

Make-Whole Call:	Prior to October 28, 2025 at a discount rate of Treasury Yield plus 40 basis points

Par Call:	On and after October 28, 2025 (3 months before the maturity date) redeemable at 100.000%

Maturity Date:	January 28, 2026

Interest Payment Dates:	January 28 and July 28 of each year, commencing January 28, 2016 (short first coupon), to the holders of record on January 13 and July 13 preceding each payment date.

Benchmark Treasury:	2.000% UST due August 15, 2025

Benchmark Treasury Price and Yield:	Price: 98.06+ and yield: 2.203%

Spread to Benchmark Treasury:	245 bps

Yield to Maturity:	4.653%

Coupon:	4.500%

Price to public:	98.762% plus accrued interest, if any, from September 28, 2015

Net Proceeds (before expenses) to Issuer:	U.S. $1,477,680,000.00, plus accrued interest, if any, from September 28, 2015

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof

Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Bookrunners:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312515324002/d16798d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325 CX1 / US195325CX13

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at +1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1-800-294-1322.

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